# JHW Financial Services, Inc.
## dba Financial Telesis, Inc.

**December 31, 2015**

## 1. Organization

JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company"), a California S corporation, was incorporated on June 26, 1992 and registered as a broker-dealer and investment advisory firm under the Securities Exchange Act of 1934 in December 1992. The Company commenced securities transactions in January 1993. The Company engages primarily in the brokerage of mutual funds, investment company products and investment banking activity.

In 2015, JHW Financial Services had a change in ownership and will continue to operate as an investment banking firm and provide compliance consulting as well as FINOP services to other registered broker dealers.

## 2. Significant Accounting Policies

### Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

### Accounts Receivable
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance for uncollectible accounts receivable has been recorded as all receivables are deemed collectible by management as of December 31, 2015.

### Equipment
Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 years) of the asset. The Company's policy is to capitalize equipment purchases greater than $1,000.

### Commission Revenue
Commission revenues are related to securities transactions and are recorded on the trade date basis.

### Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. Fees are earned in both cash and securities and are recognized at fair value.

### Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

### Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

# JHW Financial Services, Inc.
# dba Financial Telesis, Inc.

## December 31, 2015

### 2. Significant Accounting Policies (continued)

**Income Taxes**

Commencing in 1995, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporate income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for applicable state income taxes. The Company is no longer subject to income tax examinations by tax authorities for years before 2011.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The provision for income taxes shown consists of the Company's share of state income taxes of $25,567.

### 3. Deposit with Clearing Organization

The Company discontinued their relationship with their clearing organization, Pershing LLC. The Company still maintains a clearing deposit in the amount of $50,015 until all accounts are moved or closed.

### 4. Risk Concentration

The Company's cash and cash equivalents consist of cash held at three financial institutions where they each may exceed government insurance limits during the year. At December 31, 2015, the Company's uninsured cash balances totaled $109,109.

### 5. Employee Benefit Plan

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. At the Company's discretion, it can match a portion of the participants' contributions. For 2015, the Company's matching contribution was $26,300.

### 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $368,058 which exceeded the requirement by $337,915.

**JHW Financial Services, Inc.**
**dba Financial Telesis, Inc.**

**December 31, 2015**

7. **Lease Obligations**

The Company pays Global Retirement Partners $366 a month for office space.

8. **Subsequent Events**

The Company has evaluated subsequent events through March 7, 2016, the date which the financial statements were issued.